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Tacos Patron

Dallas, TX

- Two robust Texas food hall concepts ready to expand to standalone location
- Latin fusion cuisine blends cutting edge culinary techniques with traditional family recipes
- Newest concepts from the co-founder, Francisco Javier Madero, of San Francisco's acclaimed La Fusion
- Menu of perfectly cooked Latin comfort dishes features regional specialties, tacos and authentic spirits

Term Notes

Interest Rate	18.00%
Maturity	48 months
Minimum Target	$100,000

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Company Description

After a lifetime spent traveling the world, working in accomplished kitchens and founding his own outstanding eatery in San Francisco, La Fusion, Francisco Madero moved to Texas to open Tacos Patron, Bravazo Rotisserie, and Flautas and Quesadillas (FaQ) within Legacy Food Hall in Plano, TX, an affluent suburb north of Dallas. He was given a second and third stall, becoming the only vendor at Legacy Hall to operate multiple concepts. The food hall has proved to be an ideal incubator for Madero's concepts but due to the menu limitations imposed that are designed to avoid competition with the other concepts, it is time to expand and operate it to its fullest potential.

With Tacos Patron as the highest performing food concept at Legacy Hall and Bravazo not far behind, Madero's ambition is to open a Tacos Patron location that also features the most popular dishes from Bravazo Rotisserie and FaQ.


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TACOS PATRON
TACOS PATRON

Madero and his operating partners — his son and daughter — found a perfect spot to expand Tacos Patron and combine the winning dishes from Madero's other two successful concepts within the thriving area of the North Dallas Galleria Mall, a 10-minute drive from downtown Dallas and just a few freeway exits from Plano and Frisco. The larger home will allow Madero's vision to be fully realized while also serving as a commissary kitchen for its existing operations in Legacy Hall.



From left to right: Enrique Urrutia, Camila Madero, Francisco Madero, and Sebastian Madero

A 4,500-square-foot interior space, able to seat over 200 customers at capacity, will be a radical transformation from the service counter Tacos Patron currently operates, but the experience will be infinitely more immersive and enjoyable. The contemporary, minimalist interior will feature a red and white color scheme in homage to the restaurant's Mexican roots, designed by Fort Worth-based architects 97w — the same company which designed both Bravazo's, Tacos Patron's and FaQ's spaces at Legacy Hall — as well as accents of wood, stone, leather, stainless steel, concrete and glass to give the interior a grounded, elemental feel.

Fire will be visible in the lively open kitchen, as busy chefs cook up their orders in front of slowly spinning rotisserie meats. Coming out of the kitchen will be some of Tacos Patron's best selling street tacos, in addition to new specialty tacos — using ingredients like smoked salmon or cochinita pibil — to add a globally-inspired touch. They will also include a variety of Bravazo's best known plates like spit-roasted chicken, porchetta sandwiches and chimichurri fries, along with new menu items like lomo saltado, ceviches, and tacos.


BRAVAZO

Chefs Urrutia and Madero collaborating in the kitchen.

Housing a 30-seater centerpiece bar where cocktails made from Zunte Mezcal and Pisco will be offered, patrons are sure to love these hard-to-find specialty drinks, along with a small but tightly curated wine cellar to feature extraordinary bottles from Peru, Chile and Mexico in addition to the usual European regions.

Imagined as an exceptional everyday restaurant for Latin staples and comfort food, Tacos Patron will be the perfect place to get fantastic food at a fair price, whether customers are craving a full sit-down entertainment experience or simply tacos to-go.

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Key Terms

Issuer	Commissary Hall LLC
Securities	Term Notes
Offering Amount	Minimum of $100,000 to maximum $175,000
Interest Rate ?	**18%**
Payments ?	**Monthly**
Maturity ?	**48 Months**
Security Interest ?	Blanket lien on all assets of the business, junior to an existing senior lender.
Ownership % Represented by Securities	**0%**. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

The total anticipated project cost for Tacos Patron Restaurant is $275,000. The owners have contributed $40,000 equity to date. Proceeds from the NextSeed raise, if the $100,000 minimum is hit, will be used for buildout of the space and construction. Anything raised over the minimum up to the maximum of $175,000 will wrap up any final construction costs and will be working capital to have on hand for opening.

Total Payment Calculator

Principal	Interest Rate*	Term	Total Payment*
$100	18.00%	48 months	$141

* Payment for any given month (including the total payment at the end of the final month) indicates the cumulative amount contractually required to be paid to an investor after the end of that month, assuming the loan is not prepaid. This calculation is a mathematical illustration only and may not reflect actual performance. It does not take into account NextSeed fees of 1% on each payment made to investors. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

EARLY BIRD REWARD

First 100 investors who invest $500 or more will receive:

- $25 Gift Card

100 of 100 available

Invest $100 or more

- One Free Entree

Invest $500 or more

- Two Free Entrees

Invest $1,000 or more

- Investor Black Card: First Friday of each month, first drink is on us (forever!)
- Two Free Entrees

Invest $2,500 or more

- Invitation for 2 to Annual Investor Parties
- Investor Black Card: First Friday of each month, first drink is on us (forever!)
- Two Free Entrees

Invest $5,000 or more

- Invitation for 4 Annual Investor Parties
- Investor Black Card: First Friday of each month, first drink is on us (forever!)
- Two Free Entrees

Business Model

Madero had initially been hesitant to open these concepts when he was first invited to the then-new Legacy Food Hall in Plano, TX. When he turned his hand to the new format, his concepts of fusion-focused eateries serving multiple variations of traditionally-inspired Latin cuisine became the top performing restaurant at the venue. Following an extraordinarily successful year, Madero knew he was ready to bring all 3 food stall concepts under one roof as Tacos Patron in a standalone location.


TACOS PATRON
TACOS PATRON

Tacos Patron food stall at Legacy Food Hall in Plano, TX

The menu will focus on expanding Tacos Patron to its fullest potential while including customer favorites from both Bravazo and FaQ. This updated menu will be introducing customers to traditional specialty dishes from the Latin American world and globally-inspired twists on classics, like funky tacos infused with elements from Japanese, Spanish and French cooking:

Tacos Patron, a Mexico City Street Taqueria, draws inspiration from the authentic and incredibly flavorful tacos Madero had eaten during his time in Mexico City.



Rajas taco



Shrimp taco topped with avocado crema

Bravazo Rotisserie is a modern pan-Latin restaurant serving the best of Peruvian, Argentinian, Mexican, and Spanish cuisine staples. Using cutting edge techniques from all over the globe, Bravazo creates a refreshing interpretation of some of the world's most beloved dishes.



Whole chicken with aji amarillo, chimichurri and rocoto sauces



Quarter Chicken with bread salad

FaQ, short for Flautas and Quesadillas, is a Tex-Mex concept that uses secret family recipes to provide Tex-Mex favorites in their original and traditional versions.



Brisket Flautas



Steak Quesadilla

The dishes themselves will be created with as much local produce as possible, utilizing Texas' fantastic growing seasons to secure the most flavorful, freshest fruits and vegetables while also supporting the local farmers. However, specialty and unique regional ingredients will be sourced from their places of origin to ensure authentic quality and fair pay for the farmers that helped develop and maintain the cuisines throughout history.

By expanding the menu, Tacos Patron estimates it can increase the price of its average check from $12 to $18, and even more should patrons also indulge in a drink from the bar. By deciding on unusual spirits like Mexican mezcal and Peruvian Pisco to use as the base for many of the house drinks, Tacos Patron can also charge more for their alcoholic offerings, knowing they're one of few places in the region to get such cocktails.

Madero has implemented cutting edge cooking technology at his concepts since they opened. They're able to use their efficient tools, like sous-vide preparation and pressure cookers, to greater effect once serving greater numbers. Sous-vide cooking, for example, uniformly cooks proteins flavorfully, quickly and sanitarily by sealing the food in its own juices or a marinade in vacuum packs, submerging it in water, and running an electric current through it. When applied to traditional and high-quality Latin cuisines, the result is an incomparably flavorful dish speedily served.



Speed, however, will not be a detriment to the presentation of dishes. Traditional Latin plates are built flatly, but by plating in a contemporary European style — where dinnerware is built up for more depth and dynamism — Madero has transformed Latin cuisine's plate appeal and made Tacos Patron dishes far more photogenic. This results in customers sharing appetizing photographs of their food online, acting as free advertising and testimonials to their meals. To compliment the word-of-mouth referrals, Tacos Patron creates promotional materials using professional food photos to enhance the appeal and shareability of their meals and experiences.



Skirt Steak Taco

With opening a standalone location, the owners have decided to open a commissary kitchen – as a separate entity from Commissary Hall LLC dba Tacos Patron restaurant – that will sell prepared foods to Madero's restaurant locations in North Dallas and Plano. Being only a few exits away, the journey between the two cities in a refrigerated truck is a matter of minutes.

The commissary kitchen will offer savings to its clients by only charging for the cost of the ingredients and labor involved in preparing its products. On certain prepared products, this can translate to savings of almost 50% compared to other vendors, while offering restaurant operations the locally-prepared, time-saving products they need. Hence, the Tacos Patron restaurant will see an operational cost saving from using this service.

Customers familiar with Tacos Patron at Legacy Hall will recognize many of the same faces from the original location too. Management is committed to providing their employees with opportunities to grow their careers along with the company. Combined with their familial management structure, Madero has created a healthy environment where loyalty and hard work are recognized and rewarded. Madero believes it has been one of the company's keys to success, resulting in low hiring and training costs.



Guacamole and chips

Location Analysis

Home to a huge assortment of the area's retail and dining, and strategically placed at the intersection of several main arterial roads, the Galleria Plaza where Tacos Patron is opening its new location is an important hub for the area. It's a perfect spot for a local population which loves to eat out but weighs convenience in their decision. By being so accessible to northern Texas' driving community, Tacos Patron will have the best chance to draw in the diverse crowd of diners they're targeting.


Ferrari's Italian Vila & Chop House
Bravazo Rotisserie @ Legacy Hall 13 miles
Lawry's The Prime Rib
Bert Fields Park
Al Biernat's North Steakhouse
Tacos Patron
Henry S Miller Co Commercial Real Estate
Mughlai Indian Cuisine
Northwood Club
Galleria Dallas
Preston Valley Shopping Center
635
Jamestown Park
Northwest Dallas
North Dallas

While only 30 minutes from the heart of Dallas, and 10 minutes from Tacos Patron's new location, nearby city Frisco is no mere commuter supply for D-Town — residents have seen their immediate surroundings boom as top companies from T-Mobile to Oracle set up Frisco offices, and the Dallas Cowboys opened a 91-acre state-of-the-art complex in the city's Five Billion Dollar Mile district in late 2017. In 2018, Frisco, TX was ranked as the number one place to live in America by Money, a Time Inc publication and has been recognized for its strengthening economy, outstanding schools, and agreeable average commute.

Nearby Plano — the home of Legacy Food Hall and Tacos Patron's original location — houses headquarters of Hewlett-Packard, Frito-Lay, and Dr. Pepper Snapple. Amazon, the world's largest internet company, has numerous fulfillment centers throughout the North Texas area, and the average household income in the combined Plano and Frisco areas has grown about $5,000 in the last three years, with most people earning $103,020 or more annually.

Leadership



Francisco Madero, *Director*

A first-generation Cordon Bleu restaurateur with a graduate degree in Food and Beverage Administration from Cornell Institute, Francisco Madero has worked in kitchens of remarkable restaurants all over the world. After settling in San Francisco, he co-founded La Fusion, a new Latino restaurant which took the Bay Area by storm. He moved to Plano, TX to open Bravazo Rotisserie and Tacos Patron, which went on to become Legacy Food Hall's two top performing concepts.



Sebastian Madero, *Chief Financial Officer*

A University of Florida finance graduate and a Chartered Financial Analyst level 3 candidate, Sebastian Madero joined the family restaurant business to oversee all of its financial aspects as Tacos Patron makes its way out of Legacy Food Hall and into the world. He was previously a commodity derivatives risk consultant at INTL FCStone and a small business owner, both of which he feels have prepared him to create a robust business model for a restaurant as ambitious as this.



Camila Madero, *Chief Operating Officer*

General manager of Tacos Patron's parent company, Leh Ride Inc., Camila Madero oversees daily operations, ensures food and service quality, and manages expenses. She is also responsible for the aesthetic elements of the brand, including the restaurants' interior and graphic design.



Enrique Urrutia, *Executive Chef*
Chef Enrique Urrutia has over 25 years of culinary training, receiving the tutelage of Michael Mina and Judy Rogers in the kitchens of Aqua, Zuni Café, and Gary Danko among others along the way. Urrutia co-founded La Fusion with his long time friend and mentor Francisco Madero in San Francisco and is Bravazo Rotisserie's executive chef.

History

- **August 2011**
  Francisco Madero opens La Fusion in San Francisco, his first standalone restaurant.
- **December 2017**
  Bravazo Rotisserie and Tacos Patron open at Legacy Food Hall in Plano, TX.
- **December 2018**
  Construction at Tacos Patron in Dallas, TX commences.
- **February 2019**
  Tacos Patron scheduled to open in Dallas, TX.

The business's Anticipated Opening Date is its best estimate, and the timetable can vary significantly due to unforeseen circumstances.

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